FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                         Tyler Resources Inc.

(Registrant)

Date December 28, 2005

                                                                “Barbara O’Neill”

                                                                               Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

1st Quarter Reports

October 31, 2005

#500, 926-5th Avenue S.W.

Calgary, Alberta

T2P 0N7

Phone: (403) 269-6753

Fax:  (403) 266-2606

www.tylerresources.com

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at October 31, 2005 nor the unaudited interim consolidated statements of operations and cash flows and unaudited interim consolidated schedule of mineral properties for the three month periods ended October 31, 2005 and October 31, 2004.

TYLER RESOURCES INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)			October 31	July 31
(Canadian dollars)			2005	2005

ASSETS
Current
Cash and cash equivalents			$9,592,576	$10,268,934
Accounts receivable			18,104	20,084
Prepaids			34,979	13,381
			9,645,659	10,302,399

OTHER ASSETS Note 2			41,991	41,991
CAPITAL ASSETS Note 3			72,307	76,447
MINERAL PROPERTIES Schedule			11,541,631	9,834,155

			$21,301,588	$20,254,992

		LIABILITIES
CURRENT
Accounts payable and accrued liabilities			$596,559	$313,498
Related party payables and accrued liabilities			39,085	5,621
			635,644	319,119

SHAREHOLDERS' EQUITY
CAPITAL STOCK Note 4
Authorized:
i) an unlimited number of common voting shares
ii) an unlimited number of preferred shares
Issued:
89,274,199 common shares,(July 31, 2005-86,698,929)			22,496,692	21,620,259
CONTRIBUTED SURPLUS Note 4			5,515,427	5,500,660
DEFICIT			(7,346,175)	(7,185,046)

			20,665,944	19,935,873

			$21,301,588	$20,254,992

Commitment Note 6

Approved on behalf of the Board

"Gregory Smith"	Director	"Jean Pierre Jutras"		Director

See accompanying notes to the interim consolidated financial statements.

TYLER RESOURCES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)
(Canadian dollars)
Three months ended October 31,	2005	2004

INTEREST INCOME	$73,525	$10,478

EXPENSES
General and administrative	120,407	83,747
Professional fees	45,337	15,255
Reporting to shareholders	-	7,230
Stock exchange, filing and transfer agent fees	8,580	2,516
Depreciation	4,897	3,957
Foreign exchange loss	55,433	-

	234,654	112,705

NET LOSS	(161,129)	(102,227)

DEFICIT, beginning of year	(7,185,046)	(5,553,449)

DEFICIT, end of year	$(7,346,175)	$(5,655,676)

LOSS PER SHARE:
Basic and diluted	$(0.00)	$(0.00)
WEIGHTED AVERAGE NUMBER OF SHARES
Basic and diluted	88,284,523	68,464,482

See accompanying notes to the interim consolidated financial statements.

TYLER RESOURCES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)
(Canadian dollars)
Three months ended October 31,	2005	2004

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

OPERATING ACTIVITIES
Interest and other income received	$73,525	$10,478
Cash operating expenses	(105,270)	(141,487)
	(31,745)	(131,009)

INVESTING ACTIVITIES
Mineral property expenditures	(1,512,056)	(55,181)
Exploration advances	-	(19,083)
Capital asset expenditures	(757)	(8,156)
	(1,512,813)	(82,420)
FINANCING ACTIVITIES
Exercise of warrants and options	868,200	25,500
Proceeds on disposal of investments	-	13,675
	868,200	39,175

DECREASE IN CASH AND CASH
EQUIVALENTS	(676,358)	(174,254)

CASH AND CASH EQUIVALENTS:
Beginning of year	10,268,934	2,344,456

End of year	$9,592,576	$2,170,202

See accompanying notes to the interim consolidated financial statements.

TYLER RESOURCES INC.
INTERIM CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES
(Unaudited - prepared by management)
(Canadian dollars)
FOR THE THREE MONTHS ENDED OCTOBER 31, 2005 AND OCTOBER 31, 2004

		Saskatchewan Weedy Lake	Northwest Territories	Mexico
	Total			Bahuerachi	Other

October 31, 2005
Exploration and development expenditures:
Balance July 31, 2005	$7,734,565	$1,744,159	$(12,728)	$5,993,397	$9,737
Geological consulting	112,828	-	-	112,828	-
Geochemical	76,353	-	-	76,353	-
Geophysical	6,835	-	-	6,835	-
Drilling	783,372	-	-	783,372	-
Drilling advances	199,965	-	-	199,965	-
Camp costs	230,194	-	-	230,194	-
Site preparation	214,175	-	-	214,175	-
Project field costs	78,026	-	-	78,026	-
Environmental	2,443	-	-	2,443	-
Balance October 31, 2005	9,438,756	1,744,159	(12,728)	7,697,588	9,737
Property acquisition costs:
Balance July 31, 2005	2,099,590	637,844	246,112	1,208,365	7,269
Costs incurred	3,285	-	-	3,285	-
Balance October 31, 2005	2,102,875	637,844	246,112	1,211,650	7,269
Total mineral properties October 31, 2005	$11,541,631	$2,382,003	$233,384	$8,909,238	$17,006

	Total	Saskatchewan Weedy Lake	Northwest Territories	Mexico
				Bahuerachi	Other
October 31, 2004
Exploration and development expenditures:
Balance July 31, 2004	$3,668,899	$1,744,159	$106,272	$1,811,106	$7,362
Geological consulting	8,213	-	-	8,213	-
Drilling	6,997	-	-	6,997	-
Camp costs	11,159	-	-	11,159	-
Site preparation	9,510	-	-	9,510	-
Project field costs	12,566	-	-	12,566	-
Balance October 31, 2004	3,717,344	1,744,159	106,272	1,859,551	7,362
Property acquisition costs:
Balance July 31, 2004	2,015,084	637,844	246,112	1,123,859	7,269
Costs incurred	-	-	-	-	-
Balance October 31, 2004	2,015,084	637,844	246,112	1,123,859	7,269
Total mineral properties October 31, 2004	$5,732,428	$2,382,003	$352,384	$2,983,410	$14,631

See accompanying notes to the interim consolidated financial statements.

TYLER RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2005

(Canadian dollars)

(Unaudited – prepared by management)

1.

Accounting Policies

Basis of presentation

The interim consolidated financial statements, that were not subject to audit or review by the Company’s external accountants, follow the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended July 31, 2005.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended July 31, 2005 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned Mexican subsidiary Recursos Tyler S.A. de C.V.

2.

Other Assets

	October 31, 2005	July 31, 2005
Long-term investment (fair value $20,250; July 31, 2005 - $25,500)	$ 35,750	$ 35,750
Long-term prepaid rent	6,241	6,241
	$ 41,991	$ 41,991

3.

Capital Assets

	October 31, 2005	July 31, 2005
Cost	$ 103,324	$ 103,257
Accumulated amortization	31,017	26,810
Net book value	$ 72,307	$ 76,447

4.

Capital Stock, Contributed Surplus and Warrants

The following summarizes transactions during the three months ended October 31, 2005:

	Number of shares	Capital Stock	Contributed Surplus and Warrants
Balance July 31, 2005	86,698,929	$ 21,620,259	$ 5,500,660
Exercise of options and option benefit	297,600	79,249	14,767
Exercise of warrants	2,277,670	797,185	-
Balance October 31, 2005	89,274,199	$ 22,496,693	$ 5,515,427

During April, 2005 the Company completed a private placement of 7,910,400 units at $1.25 per unit for gross proceeds of $9,888,000.  Each unit was comprised of one common share plus one warrant that may be exercised at $1.75 to acquire one common share in accordance with the terms detailed under 4(b) Warrants, below.  The warrants were allocated a value of $3,600,000 of the total issue price and this amount has been included in Contributed Surplus.   Arm’s length finders’ fees of $100,000 have been included in the $162,785 issue costs that have been deducted from the private placement proceeds.

a)

Stock Options

        i)    Employee and Consultants’ Options

The Company has an option plan, (the Plan), that authorizes reserving for issuance up to 10% of the issued and outstanding common shares.  Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date on which the optionee ceases to be a director, officer, employee or consultant.  The Board shall, at the time an option is granted under this Plan, fix the exercise price to not be less than that permitted under the rules of any stock exchange or exchanges on which the shares are then listed.  The 70,000 options exercisable at $1.54 per share to February 7, 2010 vest in increments of 17,500 every six months commencing six months from the grant date of February 8, 2005.  The 200,000 options exercisable at $1.18 per share to June 13, 2010 vest in increments of 50,000 every six months commencing six months from the date of employment of June 13, 2005.  The 250,000 options exercisable at $1.11 per share to October 2, 2007 vest in increments of $62,500 every three months commencing three months from the grant date of October 3, 2005.  The 100,000 options exercisable at $1.35 per share to October 11, 2010 vest in twelve equal monthly installments over a period of one year commencing one month from the grant date of October 12, 2005.  The remainder of the options outstanding vested on the grant date.  Refer also to note 4a)iii) re: Agents’ Options.

TYLER RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2005

(Canadian dollars)

(Unaudited – prepared by management)

4.

Capital Stock, Contributed Surplus and Warrants (continued)

a)

Stock Options

        i)    Employee and Consultants’ Options (continued)

The following summarizes employee and consultants’ stock option transactions during the three months ended October 31, 2005:

	Number of options	Average Price
Balance July 31, 2005	6,350,000	$0.50
Granted	350,000	$1.18
Exercised	(56,800)	$0.19
Balance October 31, 2005	6,643,200	$0.54

The following summarizes employee and consultants’ stock options outstanding at October 31, 2005:

Expiry Date	Number of shares	Exercise price
January 23, 2006	225,000	$0.10
January 29, 2007	68,200	$0.12
July 22, 2007	1,450,000	$0.35
October 2, 2007	250,000	$1.11
May 2, 2008	600,000	$1.50
December 15, 2008	730,000	$0.10
January 29, 2009	1,450,000	$0.20
December 16, 2009	1,300,000	$0.65
February 7, 2010	70,000	$1.54
June 13, 2010	200,000	$1.18
July 20, 2010	200,000	$1.00
October 11, 2010	100,000	$1.35
	6,643,200

          ii)  Stock-Based Compensation

Stock options, which vested during the three months ended October 31, 2005, were valued at $23,000 (July 31, 2005 - $1,401,000) of which $23,000 (July 31, 2005 - $208,100) is included in geological consulting in mineral properties and $Nil (July 31, 2005 - $1,192,900) is included in general and administrative expenses.  The valuations were calculated in accordance with the Black-Scholes Option Pricing Model using the following assumptions:

	October 31, 2005	July 31, 2005
Risk-free interest rate	3.40%	3.53%
Expected life of options	2 to 3 years	2 to 5 years
Expected stock price volatility	107.39%	119.99%
Expected dividend yield	0.00%	0.00%

 iii)  Agents' Options

Pursuant to the brokered private placement during March, 2004, the Company granted options to the agents, (Agents’ Options), allowing them to purchase 1,040,240 Units at $0.25 per unit until September 16, 2005.  Each unit is comprised of one common share and ½ of a share purchase warrant.  Each whole purchase warrant may be exercised at $0.35 per share until September 16, 2005 to acquire one common share.   During the three months ended October 31, 2005, agents exercised options to acquire 240,800 common shares and 120,400 warrants.  As at September 16, 2005, the options and warrants expired leaving 4,200 unexercised options.
b)  Warrants

Warrants to purchase 6,501,500 common shares at $0.35 per share to September 16, 2005 were issued pursuant to the March, 2004 private placement.  Pursuant to the March, 2004 private placement, agents were granted options as outlined above that would allow the purchase of units comprised of common shares and warrants.  These warrants were exercisable at $0.35 per share until September 16, 2005.

TYLER RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2005

(Canadian dollars)

(Unaudited – prepared by management)

4.

Capital Stock, Contributed Surplus and Warrants (continued)

b)  Warrants (continued)

Pursuant to the April, 2005 private placement, warrants exercisable at $1.75 per share were issued that may be exercised to acquire 4,017,800 and 3,892,600 common shares to April 26, 2007 and April 28, 2007 respectively.  The Company has the option to demand early exercise of these warrants on or after October 26 and 28, 2005 respectively if the trading price of the common shares on the TSX Venture Exchange has exceeded $2.50 for a period of thirty consecutive trading days prior to the demand being made.  Once demand to exercise has been made, the warrant holders have thirty days to exercise the warrants.

The valuations were calculated in accordance with the Black-Scholes Option Pricing Model using the following assumptions:

	October 31, 2005	July 31, 2005
Risk-free interest rate	0.00%	3.04%
Expected life of warrants	0 years	2 years
Expected stock price volatility	0.00%	116.50%
Expected dividend yield	0.00%	0.00%

The following summarizes warrant balances as at October 31, 2005 and changes in warrants during the three months ended October 31, 2005:

	Number of shares	Exercise price	Expiry Date
2004 Private Placement Warrants		$0.35	Sept.16,2005
Balance July 31, 2005	2,122,500
Exercised	(2,122,500)
Balance October 31, 2005	-
2004 Private Placement Agents’ Warrants		$0.35	Sept.16,2005
Balance July 31, 2005	37,270
Issued pursuant to Agents’ Option exercise	120,400
Exercised	(155,170)
Expired	(2,500)
Balance October 31, 2005	-
2005 Private Placement Warrants		$1.75
Balance July 31, 2005	4,017,800		Apr. 26, 2007(1)
Balance July 31, 2005	3,892,600		Apr. 28, 2007(1)
Balance October 31, 2005	7,910,400
Total Warrants Outstanding October 31, 2005	7,910,400

(1)

The Company may demand the early exercise of these warrants under the conditions described above.

5.

Related Party Transactions

During the three months ended October 31, 2005, the Company paid $5,500 ($5,000 – 2004) to a company related by virtue of certain common officers and directors for base office lease costs and $5,000 ($4,000 – 2004) for lease operating and miscellaneous office costs.  During the three months ended October 31, 2005, the Company paid or accrued $62,000 ($36,000 – 2004) for consulting fees charged by officers’ companies and directors on a per diem basis for geological and administrative services provided.  During the three months ended October 31, 2005, the Company paid or accrued $23,000 ($9,000 – 2004) for office and secretarial expenses to a company related by virtue of certain common officers and directors.

The amounts due to related parties at October 31, 2005 and July 31, 2005 relate to the above amounts that were unpaid at period end.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Directors, officers and control persons subscribed to 920,800 of the Units issued pursuant to the April, 2005 private placement described in Note 4 above.

TYLER RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2005

(Canadian dollars)

(Unaudited – prepared by management)

6.

Commitments

Pursuant to the Bahuerachi, Mexico option agreement, the Company is required to make annual option payments of $50,000 US in November of each year until the property commences commercial production.  Subsequent to period end, the November 2005 payment was made.

The Company is committed, pursuant to a sublease with a company related by virtue of certain common officers and directors, to pay its share of base office rent.  The base rent for which it is committed aggregates $19,440 in fiscal 2006 and $8,160 in fiscal 2007.   The Company is also required to pay its share of annual associated lease operating costs which are expected to aggregate approximately $18,000 during fiscal 2006.

In July 2005, the Company entered into a drilling contract with a third party drilling company and committed to a maximum expenditure of $540,000 of diamond drilling and/or piping.

In October 2005, the Company entered into a drilling contract with a third party drilling company and committed to a maximum expenditure of $465,000 of drilling.

7.

Subsequent Events

On November 18, 2005, Mr. Jean Pierre Jutras, B.Sc, P.Geol, was appointed Chief Executive Officer ("CEO") of Tyler.  Mr. Jutras, currently a Director of Tyler, has been serving as President and Chief Operating Officer since 2001.  By assuming the duties of CEO, Mr. Jutras is replacing Mr. Devonshire who remains Chairman of the Board of Directors.  In addition, on November 18, 2005, Dr. Shane Ebert, Ph.D., PGeo., currently a Director of Tyler, was appointed Vice-President of Exploration and Ms. Jennifer Munro, CA, was been appointed Chief Financial Officer of the Company.

Pursuant to the terms of the employment contract with a Company controlled by Mr. Devonshire, termination-related costs of approximately $17,500 are expected to be paid in December 2005, of which $Nil has been accrued to October 31, 2005.

8.

Comparative Amounts

Certain amounts have been restated to conform to presentation adopted in the current year.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2005

The information included in this document should be read in conjunction with the audited consolidated financial statements for the year ended July 31, 2005 and related notes thereto.  The consolidated financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.  The effective date of this MD&A is December 9, 2005.  All dollar amounts are in Canadian Dollars unless otherwise stated.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of December 9, 2005.  Except for statements of fact relating to the Company certain information contained herein constitutes forward looking statements.  Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements.  The primary risk factors affecting the Company are discussed further in Note 16, “Risks”, below.  The Company undertakes no obligation to update forward looking statements if circumstances or management’s estimates, plans or opinions should change.  The reader is cautioned not to place undue reliance on forward looking statements.

1)

Principal Business of the Company

The Company is engaged exclusively in the business of acquisition, exploration and, if warranted, the development of natural resource properties. The Company has interests in exploration properties in Mexico, the Northwest Territories and Saskatchewan.  The Company is an “exploration company” as its properties have not yet reached commercial production and none of its properties are beyond the advanced exploration stage. At this time all work planned by the Company is directed at discovering mineralization and increasing understanding of the characteristics and economics of that mineralization.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed primarily by the issuance of common shares.  None of the Company’s properties are in production.  Consequently, the company’s net income is not a meaningful indicator of its performance or potential.

2)

Mineral Properties

Mexico

The principal exploration property in Mexico is Bahuerachi, owned by the Company’s wholly-owned subsidiary Recursos Tyler SA de CV, located in the state of Chihuahua roughly 8 kilometres north of the town of La Reforma, Sinaloa. Substantially all of the company’s efforts and resources are devoted to the exploration of this project. The base and precious metals of interest on the property are copper, gold, molybdenum, zinc and silver.  At October 31, 2005 the Company held a 95% interest in the property.  Pursuant to an option agreement with a Mexican national, (the “Optioner”), the remaining 5% property interest is convertible by the Company into a 10% net profits interest, which can be purchased at any time by the Company for $700,000 US.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2005

2)

Mineral properties – Mexico (continued)

During the year ended July 31, 2004 the Company, following completion of an airborne survey, undertook its Phase I drilling program with the completion of 12 drill holes for a cumulative 1,084 meters of drilling over approximately 600 meters of the mapped strike length of the property. The total cost of this program was approximately $1,637,000 of the $1,674,000 total exploration expenditure for that year.  Phase I drilling confirmed that the extensive and continuous nature of high grade copper, gold, silver and locally zinc-bearing breccia and skarn bodies represented valid exploration targets.

This program was financed by the Company’s private placements in December, 2003 and March, 2004 which raised net proceeds of approximately $3 million.

The Phase II Program, designed to cover approximately 11,000 meters of drilling and commenced during the year ended July 31, 2005, with expenditures totaling approximately $4 million by fiscal year end. This Program was subsequently substantially expanded based on continuing encouraging results. The Company plans to test the strike width, length and depth potential of the Bahuerachi main zone porphyry as well as test additional targets on site at an estimated cost of $6 million for drilling and infrastructure expansion over the forthcoming year.  This program will aim to clearly demonstrate the bulk tonnage potential of the system. This program will be financed by the proceeds of a private placement netting $9.7 million concluded in April 2005.

The Company continues to be encouraged by the widespread mineralization encountered to date on the project with grades and widths confirming open pit style, bulk tonnage mining potential and is looking forward to accelerating its pace of exploration as rapidly as conditions allow.  Copper grades continue to fall well within the range of grades that are considered to have economic potential in the context of this property, and the presence of numerous additional metals, (gold, silver, zinc and molybdenum), could add considerable value to the complex.

Canada

a)

Northwest Territories

During the year ended July 31, 2004, the Company granted Majescor Resources Inc., (Majescor), an option to acquire its approximate 30% and 33% interests, subject to a net profits interest retained by the Company of approximately 8%, in the Carat and Kelsey diamond exploration joint ventures respectively. These two properties are the Company’s only interests in the Northwest Territories.

In order to purchase the interests, Majescor will be required to pay the Company $300,000 in cash, (received $150,000), and issue 300,000 common shares, (received 200,000), and 200,000 warrants, (received 100,000; 50,000 with an exercise price of $0.40 per share expiring March 5, 2007 and 50,000 with an exercise price of $0.45 per share expiring January 22, 2008).  The final option payment is due January 23, 2006 and is comprised of 100,000 Majescor common shares, 100,000 common share purchase warrants exercisable at $0.55 per share to January 22, 2008 and a cash payment of $150,000.

Majescor’s joint venture partner has indicated that a $660,000 exploration program has commenced for the Carat property.

b)

Saskatchewan-Weedy Lake

The Company has a 50.1% interest in the Weedy Lake property.  The property is located approximately 156 kilometers northeast of La Ronge, Saskatchewan.   During the year ended July 31, 2002 the Company entered into an option agreement with Golden Band Resources Inc., (Golden Band), whereby Golden Band could earn 50% of the Company’s interest in the property, (25.05% of the total property interest).  In order to earn the aforementioned interest, Golden Band was required to incur a minimum of $100,000 of exploration expenditures on the property in each of the first three years and a minimum of $1,500,000 in aggregate over four years.  On March 4, 2004, the Company notified Golden Band that it was in default of the option agreement.  The Company has agreed that Golden Band will undertake a scoping study which will serve as the basis for negotiations on the acquisition of Tyler’s remaining equity in the Golden Heart deposit by Golden Band and that, in the meantime, the Company will temporarily suspend the non-compliance provisions of the Weedy Lake option agreement.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2005

2)

Mineral properties – Canada (continued)

In assessing the carrying value of the property, management utilized an external report in their calculation that verified a write-down is not necessary at this time.  While Management believes that the carrying value of the property will be realized in the sale and is optimistic that the sale can be arranged, they can provide no assurances that a sale will be concluded at this time.

3)

Operating Results

Three months ended October 31, 2005 compared to the three months ended October 31, 2004

The net loss for the three months ended October 31, 2005 of $161,000 represents a $59,000 increase over the prior comparative period’s loss.  The increase in interest income of $63,000 which was attributable to higher cash balances was offset by an overall increase in expenses of $122,000 from the comparative period.  The higher cash balances are mainly attributable to the private placements in prior periods.  The bulk of the increase in expenses from the comparative period is mainly due to the increase in “General and administrative” expenses, professional fees and the loss on foreign exchange.

 “General and administrative” expenses have increased approximately $37,000 from the comparative period.  The bulk of the increase is due to the hiring of an employee in the fourth quarter of 2005 which increased salaries and benefits by approximately $22,000.  Office and secretarial expenses increased by approximately $16,000 from the comparative period.  More rigorous regulatory requirements are placing an added financial burden on the Company, particularly now that the Company must meet certain US filing requirements.  In addition various other administrative issues have become more demanding with the increased activity in the Company.  The private placement and the large number of warrants and options exercised in the period resulted in greater office and secretarial costs. The increased exploration has also resulted in greater administrative requirements and hence increased costs.

Professional fees increased $30,000 from the comparative period mainly due to the change in auditors.

As at October 31, 2005 the Company recorded a non-cash unrealized foreign currency translation loss of $55,000.  The Company did not have any foreign currency cash or cash equivalent accounts in the comparative period.

4)

Liquidity and Capital Resources

At October 31, 2005, the Company had positive working capital of $9,010,000 and cash and cash equivalents of $9,593,000.  Cash was provided by the exercise of warrants and options during the current period for aggregate proceeds of $868,000.  The largest use of cash during the three months ended October 31, 2005 related to mineral property expenditures and exploration advances aggregating $1,512,000.  Further, cash was expended on operating expenditures in excess of interest income in the amount of $32,000.  The decrease of $99,000 over the comparative amount was largely due to the increase in interest income discussed above.

During the prior comparative period, the Company received aggregate proceeds of $25,500 from the exercise of warrants and options and proceeds of approximately $14,000 on the sale of investments.  The largest use of cash during the period ended October 31, 2004 related to mineral property, drilling advances and capital asset expenditures aggregating $82,000.  Cash expended on operating expenses in excess of interest income was approximately $131,000 during the three months ended October 31, 2004.

The Company has no debt, does not have any unused lines of credit or other arrangements in place to borrow funds, and has no off-balance sheet arrangements.  The Company has no current plans to use debt financing and does not use hedges or other financial derivatives.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2005

4)

Liquidity and Capital Resources (continued)

Significant changes in working capital amounts were as follows:

Prepaids increased approximately $22,000 from July 31, 2005 due to the timing of insurance policies and the increase in Directors’ and Officers’ Liability Insurance fees.  Payables and accrued liabilities, (combined related and non-related) increased by approximately $317,000.  This large increase is mainly attributable to the significant drilling and exploration activity on the Bahuerachi, Mexico mineral property at period end versus the slower period at the end of the summer.  Also, accrued liabilities have increased by approximately $42,000 due to the increase in costs relating to the change in auditors for the fiscal 2005 audit.

5)

Selected Annual Financial Information

The following selected financial data has been extracted from the audited consolidated financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at July 31,	2005	2004	2003
Financial Results
Interest and other income	$ 74,665	$ 34,684	$ 10,602
Net Loss	$ (1,631,597)	$ (1,144,770)	$ (133,904)
Basic and diluted loss per share	$ (0.02)	$ (0.02)	$ 0.00
Financial Position
Working capital	$ 9,983,280	$ 2,317,383	$ (266,793)
Total assets	$ 20,254,992	$ 8,139,341	$ 4,960,470
Share Capital	$ 21,620,259	$ 13,051,242	$ 9,050,246
Contributed Surplus	$ 5,500,660	$ 593,050	$ -
Deficit	$ (7,185,046)	$ (5,553,449)	$ (4,408,679)

Earnings can vary significantly depending on the amount and timing of the write-off of mineral properties.  Mineral property write-offs net of applicable deferred tax recoveries, where applicable, and proceeds received on mineral properties in excess of their carrying cost aggregated $nil in fiscal 2005, ($262,000 – 2004; $46,000 – 2003).  The Company commenced to account for stock option expense as compensation cost in the statement of earnings effective August 1, 2002.  The stock option expense in the year ended July 31, 2005 was $1,401,000 ($596,000 – 2004; $Nil - 2003) of which $208,100 (2004 & 2003 - $Nil) was capitalized to geological consulting in mineral properties and $1,192,900 (2004 - $596,000; 2003 - $Nil) was included in general and administrative expenses.  This contributed greatly to the loss for that year. The remaining variations can be primarily attributed to fluctuations in general and administrative costs that increase as exploration activity increases such as in fiscal 2005.  The Company had limited cash resources in 2003, hence less exploration and reduced general and administrative support costs.

6)

Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim consolidated financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Oct 31 2005 Q1 2006	July 31 2005 Q4 2005	Apr 30 2005 Q3 2005	Jan 31 2005 Q2 2005	Oct 31 2004 Q1 2005	July 31 2004 Q4 2004	April 30 2004 Q3 2004	Jan 31 2004 Q2 2004
Interest & Other	$ 73,525	$ 45,487	$ 9,886	$ 8,814	$10,478	$ 9,671	$ 3,984	$ 151
Net loss before mineral property write-offs and stock option compensation	$(161,129)	$(106,568)	$(120,996)	$(108,906)	$(102,227)	$(83,334)	$(106,554)	$(85,620)
Stock option compensation expense	-	(486,900)	-	(706,000)	-	(217,000)	-	(379,000)
Mineral property write-offs	-	-	-	-	-	(261,959)	-	-
Net Loss	$(161,129)	$(593,468)	$(120,996)	$(814,906)	$(102,227)	$ (562,293)	$ (106,554)	$ (464,620)
Basic and diluted loss per share	$ 0.00	(0.01)	0.00	$ (0.01)	$ 0.00	$ (0.01)	$ 0.00	$ (0.01)

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2005

6)

Selected Quarterly Information (continued)

Interest revenue varies with the amount of invested cash and interest rates.  The increase in July 31, 2005 and October 31, 2005 quarters ended interest and other is in relation to the increase in invested cash.  The most significant influence on net income/loss is the amount of mineral property write-offs and the recognition of stock option compensation expense.  The quarter ended April 30, 2004 had a higher loss due to a sharp increase in consulting costs and promotional costs associated with marketing the Company to achieve equity financing.  The higher Q1, Q2, Q3 and Q4, 2005 losses were primarily due to increased expenses associated with the increase in exploration and the efforts to boost the Company’s profile in the investment community. Further, expenses increased as a result of new regulatory requirements including fees associated with US filings.  Finally, the administration associated with private placements and warrant conversions contributed to increased expenses and losses.

7)

Non-Arm’s Length Transactions

The following non-arm’s length transactions occurred during the three months ended October 31, 2005:

•

$6,971 was paid and $9,324 was accrued to a Company controlled by Mr. Devonshire, an Officer and Director of the Company for management services;

•

$14,554 was paid and $11,690 was accrued to a Company controlled by Mr. Jutras, an Officer and Director of the Company for geological consulting and management services;

•

$13,631 was paid and $6,282 was accrued to Dr. Ebert, an Officer and Director of the Company for geological consulting and director services;

•

$21,657 was paid to Ms. Munro, an Officer of the Company for corporate accounting and management services;

•

$1,300 was accrued to Mr. Smith, a Director of the Company for director services;

•

$1,300 was accrued to Ms. Hayes, a Director of the Company for director services;

•

Pursuant to an office lease agreement, a total of $5,510 was paid to a Company related by virtue of certain common officers and directors for rent  of shared office space and $5,333 for lease operating costs and miscellaneous office expenses;

•

$22,984 was paid to a Company by virtue of certain common officers and directors for allocated office and secretarial expenses

•

Effective December 17, 2004, the outside directors are entitled to receive $500 per director or committee meeting attended in person and $300 per director or committee meeting attended by telephone.

The purpose of paying related companies for rent and office expenses is to realize certain economies experienced by sharing office and administrative services.

Pursuant to the terms of the employment contract with a Company controlled by Mr. Devonshire, termination-related costs of approximately $17,500 are expected to be paid in December 2005, of which $Nil has been accrued to October 31, 2005.

8)

Professional Fees

Professional fees for the three months ended October 31, 2005 and October 31, 2004 were comprised of the following:

	October 31, 2005	October 31, 2004
Audit and accounting fees	$ 27,500	$ 7,350
US filing legal and accounting	12,953	6,858
Legal	4,884	1,047
Total	$ 45,337	$ 15,255

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2005

9)

 General and Administrative Expenses

The following are the significant expenditures included in this financial statement category in the Statement of Operations for the three months ended October 31, 2005 and October 31, 2004:

	October 31, 2005	October 31, 2004
Administrative consulting fees	$ 36,915	$ 42,043
Salaries and benefits	21,657	-
Insurance	6,250	1,792
Directors and officers insurance	1,490	2,150
Occupancy costs	10,347	8,766
Office and secretarial	30,944	14,909
Website and networking	1,361	4,654
Travel and promotion	3,848	4,690
Investor publications	7,595	4,743
Stock based compensation	-	-
Total General and Administrative Expense	$120,407	$ 83,747

10)

Capital Stock, Contributed Surplus and Warrants

There have been no changes made to issued share capital, contributed surplus or warrants from October 31, 2005 to December 9, 2005.  See Note 4 to the unaudited interim consolidated financial statements.

a)

Escrow Shares

There are no escrow shares

b)

Fully Diluted

Assuming all outstanding options and warrants were converted into common shares effective December 9, 2005, the Company’s outstanding common shares would aggregate 103,827,799.

11)

 Officers and Directors

Jean Pierre Jutras

Director, CEO and President

Shane Ebert

Director, Vice President Exploration

Jennifer Munro

Chief Financial Officer

G.A. James Devonshire

Director, Chairman

Gregory Smith

Director

Lesley Hayes

Director

Alan Craven

Director

Barbara O’Neill

Corporate Secretary

On November 18, 2005, Mr. Jean Pierre Jutras, B.Sc, P.Geol, was appointed Chief Executive Officer ("CEO") of Tyler.  Mr. Jutras, currently a Director of Tyler, has been serving as President and Chief Operating Officer since 2001.  By assuming the duties of CEO, Mr. Jutras is replacing Mr. Devonshire who remains Chairman of the Board of Directors.  In addition, on November 18, 2005, Dr. Shane Ebert, Ph.D., PGeo., currently a Director of Tyler, was appointed Vice-President of Exploration and Ms. Jennifer Munro, CA, was been appointed Chief Financial Officer of the Company.

12)

Contractual Obligations

Pursuant to the option agreement regarding the Bahuerachi, Mexico mineral property, the Company is required to pay the optioner $50,000 US annually in November of each year until the property commences commercial production.  Subsequent to period end, the November 2005 payment was made.

The Company is committed, pursuant to a sublease with a company related by virtue of certain common officers and directors, to pay its share of base office rent.  The base rent for which it is committed aggregates $19,440 in fiscal 2006 and $8,160 in fiscal 2007.   The Company is also required to pay its share of annual associated lease operating costs which are expected to aggregate approximately $18,000 in fiscal 2006.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2005

12)

Contractual Obligations (continued)

In July 2005, the Company entered into a drilling contract with a third party drilling company and committed to a maximum expenditure of $540,000 of diamond drilling and/or piping.

In October 2005, the Company entered into a drilling contract with a third party drilling company and committed to a maximum expenditure of $465,000 of drilling.

13)

Financings, Principal Purposes and Milestones

In March 2004, the Company closed a brokered private placement of 13,003,000 units at $.25 per unit for gross proceeds of $3,250,750, (net $2,921,796).  The proceeds were earmarked to finance the Company’s two-phase drilling and exploration programs on Bahuerachi and working capital.  Approximately $700,000 was expended on exploration on Bahuerachi during the period between the financing and July 31, 2004. During the year ended July 31, 2005 the remaining proceeds were expended on the Bahuerachi property and working capital requirements.  The exercise of warrants and options provided additional financing, as the expenditures incurred in the year ended July 31, 2005 aggregated $3,850,000.  In the Q2 MD&A, the company indicated that approximately $2 million of costs were budgeted to be incurred on the Bahuerachi property subsequent to January 31, 2005.  Costs incurred from January 31, 2005 to July 31, 2005 aggregated approximately $2.9 million.  $1.4 million of these costs were incurred in Q4 as the reverse circulation drill rig was terminated in April 2004 resulting in 18 holes being drilled rather than the 25 that were budgeted.  The reverse circulation drill rig was up and running in December 2004 to April 2005.

The Company raised an additional $9.7 million (net), during the remainder of fiscal 2005 through a non-brokered private placement.  These funds have been earmarked to expand the Bahuerachi exploration program further.  Once an RC drill is active again on the property, which is currently estimated to be January 2006, the Company will also begin a resource estimation program within areas successfully drilled to that time.

14)

Exploration Expenditures

Refer to the Interim Consolidated Schedule of Mineral Properties included in the unaudited interim consolidated financial statements.

15)

Investor Relations

During the three months ended October 31, 2005 the Company paid $7,600 ($Nil – 2004) to an investor relations firm to assist the Company in the development and implementation of a full service investor relations program.

16)

Risks

The success of the Company’s business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, lack of operating cash flow, and foreign currency fluctuations.

There is intense competition within the minerals industry to acquire properties of merit, and Tyler competes with other companies possessing greater technical and financial resources.  Even if desirable properties are secured, there can be no assurances that the Company will be able to execute its exploration programs on its proposed schedules and within its cost estimates, whether due to weather conditions in the areas where it operates, increasingly stringent environmental regulations and other permitting restrictions, or other factors related to exploring, such as the availability of essential supplies and services.

There can be no assurances the Company will continue to be able to access the capital markets for the funding necessary to acquire and maintain exploration properties and to carry out its desired exploration programs.  As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise additional capital.  The state of the markets is dependent on investor confidence and the price of mineral resources at any point in time, among other things.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2005

16)

Risks (continued)

Ultimately, even if Tyler discovers mineral deposits, the economics of any potential projects may be affected by many factors beyond the capacity of the Company to anticipate and control, such as the marketability of the minerals, government regulations relating to health, safety and the environment, the scale and scope of royalties and taxes on production, and demands for “value added” processing of minerals.

The Company is exposed to fluctuations in the exchange rate between the Canadian dollar, U.S. dollar and Mexican peso.   The majority of the mineral exploration costs are denominated in U.S. dollars.  When appropriate, the Company purchases U.S. dollars to try to mitigate this risk factor.

17)

Outlook

The Company’s primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine.  As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright.  The Company’s most promising property at this time is its Bahuerachi, Mexico property.  The Phase I and II drilling programs have delivered promising results to date and the Company is continuing to undertake the Phase II drilling program.  With the completion of the $9.9 million private placement during April, 2005, and warrant and option exercises that contributed approximately $2.3 million to the treasury during the year ended July 31, 2005 and $868,000 during the three months ended October 31, 2005, the Company considers itself to be well-positioned financially to pursue additional exploration.

18)

Critical Accounting Estimates

Preparation of our consolidated financial statements requires the use of estimates and assumptions that can affect reported amounts of assets, liabilities, revenues and expenses.  Accounting policies relating to asset impairments, amortization of property and equipment, and site reclamation accruals are subject to estimates and assumptions.

Decisions to write-off or not to write-off, all or a portion of our investment in various properties, especially exploration properties, subject to impairment analysis are based on our judgment as to the actual value of the properties and are therefore subjective in most cases.  Exploration properties were found to be impaired were written-off in 2004.

Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

•

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets.  Mineral properties consist of exploration and mining concessions.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments.  The estimated values of all properties are assessed by management on a quarterly basis by reference to the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property.  When carrying value of the property exceeds its estimated net recoverable amount, an impairment provision is recognized for the other than temporary decline in value.

•

Another significant accounting estimate relates to accounting for stock-based compensation.  The Company uses the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and vested during the year.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2005

18)

Critical Accounting Estimates (continued)

•

Accounting for reclamation obligations requires management to make estimates of reclamation and closure costs to be incurred in the future as required to complete the reclamation and environmental remediation work mandated by existing laws and regulations.  Actual costs incurred in future periods could differ from amounts estimated.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required.  Based upon our current situation, a 10% increase in total future reclamation and closure costs would still be immaterial.

19)

Disclosure Controls and Procedures

Prior to the filing date of this report, management, including the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Company’s disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2005, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

20)

Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com and at their website www.tylerresources.com.